1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 20, 2016	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PROPOSED ISSUANCE OF RENEWABLE CORPORATE BONDS

On 19 May 2016, the Board received from the controlling shareholder of the Company, Yankuang Group Company Limited (holding directly and indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement), a letter requesting additional resolutions in relation to the issuance of the Renewable Corporate Bonds and relevant authorization for consideration and approval by the Shareholders. The Board has resolved that additional resolutions shall be tabled before the 2015 AGM for Shareholders’ approval.

This announcement is made by the Company pursuant to Rule 13.09(2)(a) of the Listing Rules and Inside Information Provision (as defined in the Listing Rules) under Part XIVA of the SFO.

PROPOSED ISSUANCE OF RENEWABLE CORPORATE BONDS

This announcement is made by the Company pursuant to Rule 13.09(2)(a) of the Listing Rules and Inside Information Provision (as defined in the Listing Rules) under Part XIVA of the SFO.

1.	Background

On 19 May 2016, the Board received from the controlling shareholder of the Company, Yankuang Group Company Limited (holding directly and indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement), a letter requesting additional resolutions in relation to the issuance of the Renewable Corporate Bonds and relevant authorization for consideration and approval by the Shareholders. The Board has resolved that additional resolutions shall be tabled before the 2015 AGM for Shareholders’ approval.

According to the Company Law and the Articles of Association, a bond issuance is subject to the approval of the Shareholders. Subject to approvals by the relevant PRC regulatory authorities, the proposed issuance of the Renewable Corporate Bonds shall be made at an appropriate time (which shall be determined by the Board and the chairman of the Board with authorization from the Board (or its authorized representatives) with reference to the actual capital needs of the Company and the market conditions) within the approved validity period commencing from the date of passing the relevant resolutions by the Shareholders at the general meeting of the Company. The time schedule of the bond issuance is subject to the bond market conditions and the capital needs of the Company.

2.	Proposed Issuance of Renewable Corporate Bonds

The arrangement for the proposed issuance of the Renewable Corporate Bonds is set out as follows. A proposal will be put forward at the general meeting of the Company to grant authorization to the Board and the chairman of the Board with authorization from the Board (or its authorized representatives) to determine the specific arrangement for the issuance in accordance with the relevant laws and regulations, comments and advices from relevant regulatory authorities, market conditions, financial conditions, capital needs of the Company and specific matters in connection with the issuance:

(1)	Size and method of the issuance

The size of the Renewable Corporate Bonds will not be more than RMB10.0 billion (inclusive). The issuance can be made in more tranches. The specific size and method of the issuance shall be determined by the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, within the aforesaid range at its absolute discretion in accordance with the requirements under the relevant laws and regulations, advices and recommendations of the regulatory authorities, the funding requirements of the Company and the prevailing market conditions at the time of the issuance with a view to safeguard the best interests of the Company.

(2)	Par value and price of the issuance

The par value of the Renewable Corporate Bonds is RMB100.0, which is also the price of the issuance.

(3)	Coupon rate and its determination mechanism

The coupon rate of the issuance and its calculation and the coupon payment method shall be determined by the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, and the lead underwriter in accordance with the relevant law requirements and the market conditions.

(4)	Maturity period, method of principal repayment and interest payment, and other specific arrangements

There is an option available to the Company to renew the Renewable Corporate Bonds. The bonds will continue to exist if the renewal option is exercised by the Company according to the issuance terms. The bonds will be due and repaid if the renewal option is not exercised according to the issue terms. The specific term and the size of each type of bonds with different maturity periods shall be determined by the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, in accordance with the relevant requirements and the prevailing market conditions at the time of the issuance.

(5)	Use of proceeds

The proceeds raised from the Renewable Corporate Bonds (excluding the expenses relating to the issuance) will be used for replenishment of the working capital of the Company and repayment of the interest-bearing debts. The specific purposes shall be determined by the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, within the aforesaid range taking into consideration the financial position and the funding requirements of the Company.

(6)	Investors and the placing arrangement for Shareholders

The target of the Renewable Corporate Bonds will be the qualified investors pursuant to the requirements under the “Administrative Measures for the Issue and Trading of Corporate Bonds”. The specific persons to whom the Company will issue the Renewable Corporate Bonds shall be determined by the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, in accordance with the law requirements, the market conditions and specific matters relating to the issuance.

The Renewable Corporate Bonds will not be offered, by way of preferential placing, to the Shareholders.

(7)	The guarantee

The Renewable Corporate Bonds does not have any guarantee arrangement.

(8)	Option to defer the payment of interests and its restrictions

There is an option available to the Company to defer the payment of interests.

Compulsory interest payment event: the Company shall not defer current interests and the interests which have been deferred according to mutual agreement and its fruits under the circumstance where the following events occurs within 12 months before the interest payment date (i) dividend distribution to ordinary Shareholders; and (ii) deduction of registered share capital.

Restrictions on deferring interest payment: if the deferral option is exercised by the Company, before completion of repayment of the deferred payment for interests and its fruits, the Company cannot: (1) distribute dividends to ordinary Shareholders; or (2) reduce the registered capital.

The terms of deferred payment for interests shall be determined by the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, in accordance with the law requirements, the market conditions and specific matters relating to the issuance.

(9)	Underwriting

The unsubscribed portion of the Renewable Corporate Bonds shall be underwritten by the underwriter syndicate formed by the lead underwriter.

(10)	Listing arrangement

The Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, shall decide on matters in relation to the listing of the Renewable Corporate Bonds upon issuance taking into consideration the circumstances of the Company, the method of issuance and the market conditions.

(11)	Authorization

To effectively coordinate the specific issues in the issuance process of the Renewable Corporate Bonds, a resolution will be proposed at the general meeting to authorize the Board and the Board to authorize the chairman of the Board (or its authorized representatives) to deal with, as its/their sole discretion, all matters in connection with the issuance of the Renewable Corporate Bonds in accordance with relevant laws and regulations and supervision institutions’ opinions and suggestions under the framework and principle passed by the Shareholders at the general meeting in order to maximise the interest of the Company, including but not limited to:

(i)	To formulate and adjust the concrete plans and terms, including but not limited to all matters in connection with the issuance of the Renewable Corporate Bonds such as the specific issuance scale, issuance quantity, bond maturities, renewal options, bond interest or its determination, issuer’s postpone payment right of interest and its related contents, safeguard mechanism for repayment (including but not limited to measures such as profit distribution to Shareholders), issuance arrangements, issuance date, rating arrangements, specific subscription methods, specific placing arrangements, redemption provisions or put provisions, payment orders, capital repayment with interest, use of placements and listing of securities in accordance of national laws and regulations, relevant regulations of securities supervision departments, the Company’s general meeting resolutions and the specific situation of the Company as well as the bond market.

(ii)	To decide to hire an intermediary agency to deal with the reporting matters of the Renewable Corporate Bonds as well as the matters of listing, capital repayment with interest and renewal options of the issued Renewable Corporate Bonds after completing the issuance of the Renewable Corporate Bonds, including but not limited to authorize, sign, execute, amend and complete all necessary documents, contracts, agreements and covenants (including but not limited to underwriting agreements, bond trustee management agreements, listing agreements and other legal documents, etc.) and disclose relevant information in accordance with laws, regulations and listing rules of the place where the securities of the Company are listed (including but not limited to the preliminary and final debt financing instruments issuance memorandum, all announcements and circulars related to the Company’s domestic debt financing instrument issuance, etc.);

(iii)	To select the bond trustee manager(s) for the issuance of the Renewable Corporate Bonds, sign the trustee management agreement(s) and formulate rules of bondholders meeting;

(iv)	To undertake all applications and filings as well as listing matters (if applicable) in connection with the Company’s issuance of Renewable Corporate Bonds, including but not limited, according to requirements of relevant regulatory authorities, to prepare, amend and submit relevant application materials for the issuance and listing of the Domestic Debt Financing Instruments of the Company, as well as to sign the relevant application document and other legal documents;

(v)	To make relevant adjustments to matters relating to the issuance of the Renewable Corporate Bonds of the Company according to the advice and changes in policies of regulatory authorities or the changes in market conditions, or determine whether to continue with all or part of the work in respect of the issuance of the Renewable Corporate Bonds in accordance with the actual conditions, save as matters that require re-approval at the general meeting pursuant to the relevant laws, regulations and the Articles of Association; and

(vi)	Subject to approval of the above authorization at the general meeting, to deal with other relevant matters and other matters not mentioned above in connection with the issuance of the Renewable Corporate Bonds.

(12)	Validity of the resolution and the authorization

The above authorization shall be valid for 12 months from the date of passing of the relevant resolutions by the Shareholders at the general meeting. In the event that the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives) has determined to carry out the issuance of the Renewable Corporate Bonds within the validity period and the Company has also obtained the approval, permit, filing or registration of the issuance (if applicable) from regulatory authorities during the validity period of such authorization, the Company may complete such issuance or part of the issuance of the Renewable Corporate Bonds during the validity period so far as such approval, permit, filing or registration remains valid. With respect to the matters relating to the issuance or part of the issuance, the valid period of the authorization above will be extended to the date on which the issuance or part of the issuance of the Renewable Corporate Bonds is completed.

3.	Reasons for the Proposed Issuance of the Renewable Corporate Bonds

The Board is of the view that the proposed issuance of the Renewable Corporate Bonds is benefit for optimizing the debt structure of the Company, broadening the financing channels and satisfying the working capital requirements, which will in turn facilitate the sustainable and healthy development for the Company.

4.	2015 AGM

Special resolutions in relation to the plan for issuance of the Renewable Corporate Bonds and relevant authorization will be tabled before the 2015 AGM for Shareholders’ consideration and approval. A supplemental notice of 2015 AGM together with a revised form of proxy containing the aforementioned additional resolutions in relation to the plan for issuance of the Renewable Corporate Bonds and relevant authorization will be despatched to Shareholders by the Company as soon as practicable.

DEFINITIONS

n this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“2015 AGM”	the 2015 annual general meeting of the Company to be held at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on Friday, 3 June 2016;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and fully paid in RMB and are listed on the Shanghai Stock Exchange;

“Articles of Association”	articles of association of the Company;

“Board”	the board of directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, American depositary shares and A Shares of which are listed on the Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Company Law”	the Company Law of the PRC ( ), as amended, supplemented or otherwise modified from time to time;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Stock Exchange;

“Hong Kong”	Hong Kong Special Administrative Region of the PRC;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	the People’s Republic of China, which for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan;

“Renewable Corporate Bonds”	renewable corporate bonds of not more than RMB10.0 billion (inclusive) in principal amount proposed to be issued by the Company to qualified investors in the PRC;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

“Shareholders”	the shareholders of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“%”	percentage.

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman

Zoucheng, Shandong, the PRC

20 May 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC